NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

April 6, 2023

Securities and Exchange Commission

Washington, D.C. 20549

RE: Nutriband Inc.

SEC Comment Letter dated March 24, 2023

Form 8-K

Filed January 5, 2023

File No. 333-237724

Dear Sir/Madam:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated March 24, 2023 (the “Comment Letter”) relating to the filing made by Nutriband Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth beneath the respective comments.

Form 8-K filed January 5, 2023

General

1. You state in response to prior comment 1 that Upstream is operated by the MERJ Exchange, which is regulated in the Seychelles. Please revise to disclose in your next filing the risks and uncertainties with listing on this exchange and disclose the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that U.S.-based investors, either a U.S. citizen or permanent resident, will not be able to buy shares on the Upstream secondary market.

RESPONSE:

The Company will disclose in our next filing the risks and uncertainties with listing on Upstream and disclose the rights of shareholders and any restrictions on investors on the Upstream platform.

2. We note your response to prior comment 2, which we reissue in part. In your next filing, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent. Please also explain what you mean by the statements that MERJ Depository will “manage” the tokenized securities. Additionally, explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

RESPONSE

The Company will disclose in our next filing a materially complete description of the Share Tokens and the process by which shareholders exchange their common shares for the Share Tokens, including the entire lifecycle from the initial exchange of common shares for Share Tokens through the exchange back into common shares.

Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

The Company will disclose what it believes are the material risks for its non-U.S. resident security holders in depositing there Nutriband shares for trading on the Upstream exchange.

There are no “tokenized shares”. There is one class of Depository Interests for Common Stock. Shares of Common Stock deposited with Upstream (i.e. via MERJ Depository) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests. This is functionally similar to book entry representations of Common Stock in DTCC or an ADR for securities held in a bank or transfer agent depository. The Share Tokens are a form of MERJ Depository Interests.

The MERJ DEP Securities Facility Rules, Directive on Depository Interests sets out the Rules governing MERJ Depository Interests. Specifically, Rules 1 to 15 apply.

Common Stock “deposited” with Upstream is transmuted to MERJ Depository Interests and vice versa for “withdrawals”. The process of depositing and withdrawing securities involves a “transmutation” process. Common stock deposited with Upstream results in title to the common stock being vested in the Depository Nominee on the books and records of the transfer agent and a new holding of MERJ Depository Interests for the shareholder being reflected in the MERJ Subregister. A withdrawal of securities results in the underlying securities being removed from the MERJ Subregister and included back on the register maintained by the transfer agent.

The deposit and withdrawal process can be initiated by the shareholder using the provide prompts in the Upstream app. This process can also be facilitated by contacting the company or its transfer agent in instances where access to Upstream app, a lost/stolen smartphone or similar occurs (i.e. similar to a “lost certificate” or a MERJ Depository bankruptcy scenario).

MERJ Depository Interests represent all of the legal beneficial interests in the Nutriband class of Common Stock. The MDIs are tradable on MERJ. MERJ Depository is appointed to maintain the MERJ Subregister of said securities. The transfer agent may request a copy of the MERJ Subregister at any time but is not involved in the process of reflecting changes in the MERJ Subregister resulting from trades happening on Upstream. The transfer agent holds the underlying shares for the MERJ Depository interests, all of which are registered in the name of MERJ Nominees Ltd.

MERJ Depository is appointed to maintain the MERJ Subregister of the Share Tokens pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests.

MERJ Depository maintains the MERJ Subregister pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. Participants of Upstream are able to use the facilities provided by MERJ Depository pursuant to the terms of the agreement entered into between each participant and Upstream. Applicable law and the governing jurisdiction of all agreements, rules and activities relating to Upstream is the laws of Seychelles.

MERJ Nominees Ltd. is a special purpose company with objects that limit its activities to holding securities of companies listed on MERJ Exchange. It is prohibited from having any other assets or liabilities or engaging in any other activity other than holding securities of companies listed on a MERJ market on trust pursuant to its constitutional objects. MERJ Depository is also obligated by agreement between the two parties to cover all financial obligations and human resources requirements of MERJ Nominees Ltd.

Underlying securities (e.g. Common Stock) held by MERJ Nominees Ltd. is held in trust pursuant to Rule 4.1 of the MERJ Securities Facility Rules Directive on Depository Interests) for the holders of Share Tokens. Section 28(2)(c) of the Seychelles Insolvency Act, 2013 states that “property held by the bankrupt on trust for any other person” shall not be included in the estate of the bankrupt party.

Holders of Share Tokens are entitled to all direct economic benefits and any other entitlements in relation to securities vested in the Depository Nominee.

Voting related matters are covered in detail in Rule 10 of the MERJ Securities Facility Rules Directive on Depository Interests. Pursuant to Rule 10.2 the issuer is obligated to send a Notice of any meetings to be convened to each Holder of MDIs at the same time as all other Holders of the same class of securities (e.g. the Common Stock). This is performed electronically by email and through the Upstream app. MDI holders have the option to appoint the Depository Nominee or another person as their proxy or to attend the meeting and vote directly.

3. It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e. in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, based on your responses to the foregoing, please clarify how the “lost certificate” process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

RESPONSE:

MERJ Depository maintains the MERJ Subregister of MDIs (Share Tokens). Any shareholder wishing to deposit shares with Upstream will follow the prompts on the Upstream app to initiate and approve this transaction. The transfer agent will then make an entry in the register it maintains to give effect to the deposit by moving and vesting title in the securities in the name of the Depository Nominee. It will also notify MERJ Depository or its appointed agent which will then make the MDIs available for trading on Upstream pursuant to its rules and procedures.

All resales are governed by the rules governing the activities of Upstream and shall be reflected only on the MERJ Subregister.

Title to the securities reflected as MDIs will be held in the name of MERJ Nominees Ltd. on the books of the transfer agent.

All subsequent resales of the Share Tokens are conducted in accordance with the rules governing Upstream and will be reflected only on the MERJ Subregister.

Lost certificates on Upstream can occur if a shareholder loses their smartphone. Upon notification of the loss of the Upstream app (and its corresponding blockchain keys), each separate share balance and shareholder name, address, and SSN is communicated by Upstream to each of the affected transfer agents. The MERJ Depository Securities Facility Rules Directive on Depository Interests prescribes that a shareholder may at any time request the Issuer or its transfer agent to transmute the Depository Interests from the MERJ Subregister to the register maintained by the transfer agent whereby the Common Stock would thereafter be reflected in the name of the shareholder on the books and records of the transfer agent. As such the shareholder can instruct the Transfer Agent which then instructs Upstream to withdraw the securities whereby, they are transmuted from the MERJ Sub register to that of the transfer agent along with the necessary information to permit the transfer agent to record the appropriate entry. It is up to the individual shareholder to inform the transfer agent on whether they wish to leave their shares in book entry, or deposit for secondary trading at Upstream again, or to deposit for secondary trading at a US brokerage.

Upstream’s common stock is digitally represented by token-allocations on a blockchain, where common stock owned by a (human) shareholder is shown in the Upstream app as token-allocations, one for one, with the common shares held in street-name on behalf of the depositing shareholder.

So, the initial allocation of US common stock for an Upstream shareholder is made by the issuer’s transfer agent notifying Upstream, and its street-name nominee MERJ DEP, of the shareholder’s name and share count. The transfer agent will then decrement the book-entry share count of this shareholder and increment the share count, one for one, of the Upstream exchange’s street name MERJ DEP on the TA’s books and records.

Therefore, a street-name tally, is how the total shares deposited in the name of MERJ Nominees Ltd. for secondary trading on Upstream are shown in the books and records of the transfer agent, exactly the same as they are for the DTCC street-name when shares are deposited for secondary trading on a US public market.

For the avoidance of any doubt, if a shareholder deposits all of their shares for secondary trading on Upstream, their individual book entry share count balance at the transfer agent will be zero. The share count balance of street-name MERJ DEP is the sum of all shareholders’ shares deposited on Upstream for secondary trading.

Subsequent secondary sales of shares on Upstream are reflected in the subregister of MERJ DEP and are not reflected in the books and records of the transfer agent. The transfer agent maintains only the sum of all shareholders’ shares deposited for secondary trading at Upstream, individual trades are not notified to the transfer agent, just as US capital markets’ secondary trades such as DTC are not notified to a transfer agent.

Lost certificates on Upstream can occur if a shareholder loses their smartphone. Upon notification of the loss of the Upstream app (and its corresponding blockchain keys), each separate share balance and shareholder name, address, and SSN is communicated by Upstream to each of the affected transfer agents. The transfer agent then instructs Upstream to withdraw the lost shares back to the transfer agent, where they are deposited directly in book entry in the transfer agents’ books and records in the shareholders name and address. The lost shares have now been recovered. Note, the share count for MERJ DEP, street-name, is decremented by the number of shares recovered. It is up to the individual shareholder to inform the transfer agent on whether they wish to leave their shares in book entry, or deposit for secondary trading at Upstream again, or to deposit for secondary trading at a US brokerage.

4. With regard to how “tokenized equity” is held on Upstream, please clarify whether the tokenized securities will be held through a shareholder’s wallet or in an omnibus wallet.

RESPONSE:

See earlier responses. Share Tokens held by each shareholder will be held in a segregated account for and in the name of the shareholder which is linked to and administered through the Upstream app.

5. We note the statement that shareholders may also “choose between various depositories to hold their shares, such as Book Entry with TA, CEDE & Co. or MERJ Dep.” Please clarify how these securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?

RESPONSE:

Investors that hold shares in Nutriband may choose to have their shares represented as certificated shares. Certificated shares are physical stock certificates that represent ownership of a specific number of shares in a company. When shares are first issued, the issuer could have the transfer agent issue a physical certificate to the holder or have the holder’s shares issued in book entry form and recorded as such on the transfer agent’s books.

The transfer agent is responsible for maintaining the records of ownership of the company’s shares including certificated shares. The transfer agent also keeps track of any changes in the ownership of the shares, changes in the number of shares such as those resulting from stock splits, combinations of shares or dividends, and issues new certificates or updates existing ones accordingly.

6. We note your response to prior comment 3. With a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company’s common stock and, if so, explain how they are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law to be provided to the holders of the company’s common stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. While we note that the company is not currently planning to offer digital dividends to shareholders, the response letter stated that “if and when a digital dividends or coupon/reward is contemplated to be issued, all shareholders of record of the Company will be entitled to the dividend or coupon/reward.” Please also include this disclosure in your next filing.

RESPONSE:

The tokenized shares received with respect to the exchange for Nutriband shares in connection with an investor’s listing those shares on Upstream resemble depository receipts, negotiable certificates issued by a bank representing shares in a foreign company traded on a local stock exchange. The Nutriband shares of common stock so deposited are held by an Upstream nominee company (“Upstream nominee” or “nominee”) in exchange for the issuance of the digital tokens representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by Nutriband under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock, they simply deposited it for secondary sale, into a nominee represented by street name, just as they do when they deposit for secondary trading at a US venue. The applicable laws are the same and the shares are the same class of stock, they are just represented digitally on a smartphone app.

In addition, shareholders have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

The Company shall make the digital dividend/coupon/reward disclosures in its next filing.

Further, holders of Share Tokens are entitled to receive all direct economic benefits and any other entitlements in relation to the Common Stock including dividends. These rights are contractual as prescribed by Rule 4.1 of the MERJ Depository Securities Facility Rules Directive on Depository Interests. Pursuant to Delaware Corporate Law and the MERJ Depository Securities Facility Rules Directive on Depository Interests holders of Share Tokens have the right to receive confirmations, proxy statements and other documents required by Delaware Corporate Law to be provided to the holders of the company’s common stock.

7. We note your response to prior comment 4. In your next filing, please include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

RESPONSE:

The Company will disclose in our next filing the information publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares held in book entry or deposited for secondary trading on Nasdaq would have about the trading of their common shares on Upstream before making a decision to deposit their common shares for secondary trading on Upstream.

8. We note your response to prior comment 5, which we reissue. Disclose in your next filing what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

RESPONSE:

The Company will disclose in our next filing the information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares held in book entry or deposited for secondary trading on Nasdaq would have about the trading of their common shares on Upstream before making a decision to deposit their common shares for secondary trading on Upstream.

9. We refer to prior comment 6 and your corresponding response. Disclose in your next filing the meaning of “trading” securities on Upstream with respect to U.S.-based investors. Provide prominent disclosure about the restrictions on such investors, specifically that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot purchase shares and are only permitted to sell or liquidate securities they currently own on Upstream.

RESPONSE:

The Company will disclose in our next filing the meaning of “trading” securities on Upstream with respect to U.S.-based investors. We have been notified by MERJ that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot deposit or sell securities they may currently own on the Upstream market. U.S. citizens and permanent residents living abroad may not buy securities on the Upstream market at this time.

10. It appears that U.S. citizens and residents are permitted to deposit their securities with MERJ Depository and sell those securities on the Upstream platform operated by MERJ Exchange. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency. In your next filing, please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

RESPONSE:

We have been notified by MERJ that U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot deposit, sell or buy securities on Upstream at this time, however the Company will a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

Risk factors addressing the risks set for the below will be included in the initial filing with details as to the Upstream listing and general risks applicable to Upstream listing will be included in our Annual Report on Form 10-K and registration statements filed under the Securities Act.

1.	Regulatory Risk: Different countries have different rules and regulations governing securities trading, and investors who trade on foreign exchanges may be subject to unfamiliar or complex regulations. In some cases, foreign regulators may have different reporting requirements or different standards for disclosure than US regulators, which can make it difficult for investors to make informed decisions. In addition, these rules and regulations may be imposed on regulated companies in an unpredictable manner and adversely affect the trading environment on the particular exchange.

2.	Market Risk: Non-US markets may be subject to different economic, political, or social conditions than US markets of which we are not aware, and which could negatively affect the performance of securities traded in those markets. Investors who trade on non-US exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

3.	Liquidity Risk: Dual listed securities traded on non-US exchanges may have lower liquidity than comparable securities traded on US exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

4.	Operational Risk: Trading on overseas exchanges may also expose investors to operational risks, such as delays or errors in the settlement of trades or difficulties in accessing trading platforms or loss of securities resulting from a failure of the exchanges operating and securities transfer operations.

5.	Media Risk Negative news reported in the media concerning events reported with respect to the market for our securities on a foreign exchange or international markets generally could hurt the market for our Company’s stock. To the extent our stockholders that choose to have their Nutriband common stock traded in digital token form on Upstream experience trading difficulties, low trading prices due to foreign market conditions or a loss on their securities due to market conditions or exchange operational issues, there is the risk that reports in the media could hurt our stock prices in the Nasdaq Stock Market and our reputation and adversely affect the prices of our securities in the U.S. markets.

11. In your response, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons. You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please disclose and clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.

RESPONSE:

The Company will disclose in our next filing the Upstream KYC policies and procedures. Upstream KYC does not rely on self-certification, all KYC certifications are verified by the Upstream KYC review personnel.

Upstream KYC does not rely on IP address monitoring or IP address analysis to identify a US person or a US-originating transaction, as this is too easily spoofed using VPN technologies.

All Upstream users (US and overseas) are required to have passed a KYC review by Upstream personnel. Upstream determines whether a person is US domiciled or is a US person living overseas and restricts the app’s functionalities accordingly.

There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted.

Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), EIN or SS#, selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged as an AML risk are not permitted to trade on Upstream.

Please advise us as to any additional information that the Commission needs on this matter.

Very truly yours,

NUTRIBAND INC.

By:	/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer